Exhibit 4.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”), is entered into as of October 20, 2025 by and between Mint Incorporation Limited, an exempted company incorporated under the laws of the British Virgin Islands with limited liability (the “Company”), and Cheong Shing Ku, an individual (the “Executive”). The term “Company” as used herein with respect to all obligations of the Executive hereunder shall be deemed to include the Company and all of its subsidiaries (collectively, the “Group”).

RECITALS

The Company desires to employ the Executive and to assure itself of the services of the Executive during the term of Employment (as defined below).

The Executive desires to be employed by the Company during the term of Employment and upon the terms and conditions of this Agreement.

AGREEMENT

The parties hereto agree as follows:

1. POSITION

The Executive hereby accepts a position of Director of the Company (the “Employment”).

2. TERM

Subject to the terms and conditions of this Agreement, the initial term of the Employment shall be three years, commencing on the date of this Agreement (the “Effective Date”), unless terminated earlier pursuant to the terms of this Agreement. Upon expiration of the initial-three year term, the Employment shall be automatically extended for successive one-year term unless either party gives the other party hereto a three-month prior written notice (or, in lieu thereof of, payment in accordance with the Employment Ordinance of Hong Kong, S.A.R. (hereinafter “Hong Kong”)) to terminate the Employment prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of this Agreement.

3. PROBATION

No probationary period.

4. DUTIES AND RESPONSIBILITIES

(a)	The Executive’s duties at the Company will include all jobs assigned by the Company’s Board of Directors (the “Board”).

(b)	The Executive shall devote all of his/her working time, attention and skills to the performance of his/her duties at the Company and shall faithfully and diligently serve the Company in accordance with this Agreement, the Memorandum and Articles of Association of the Company (the “Articles of Association”), and the guidelines, policies and procedures of the Company approved from time to time by the Board.

(c)	The Executive shall use his/her best efforts to perform his/her duties hereunder. The Executive shall not, without prior consent of the Board, become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be concerned or interested in any business or entity that directly or indirectly competes with the Group (any such business or entity, a “Competitor”), provided that nothing in this clause shall preclude the Executive from holding up to 50% of shares or other securities of any Competitor that is listed on any securities exchange or recognized securities market anywhere, provided however, that the Executive shall notify the Company in writing prior to his/her obtaining a proposed interest in such shares or securities in a timely manner and with such details and particulars as the Company may reasonably require. The Company shall have the right to require the Executive to resign from any board or similar body which he/she may then serve if the Board reasonably determines in writing that the Executive’s service on such board or body interferes with the effective discharge of the Executive’s duties and responsibilities to the Company or that any business related to such service is then in competition with any business of the Company or any of its subsidiaries or affiliates.

5. NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound, except for agreements that are required to be entered into by and between the Executive and any member of the Group pursuant to applicable law of the jurisdiction where the Executive is based, if any; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his/her duties hereunder; (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the Group, as the case may be.

6. LOCATION

The Executive will be based in Hong Kong, unless both parties hereto agree otherwise. The Executive acknowledges that he/she may be required to travel from time to time in the course of performing his/her duties for the Company.

7. COMPENSATION AND BENEFITS

(a)	Compensation. The Executive’s cash compensation (inclusive of the statutory welfare reserves that the Company is required to deduct from the Executive’s pay under applicable law) shall be provided by the Company pursuant to Schedule A hereto and as specified in a separate agreement between the executive and the company’s designated subsidiary or affiliated entity, subject to annual review and adjustment by the Company or the compensation committee of the Board. The cash compensation may be paid by the Company, a subsidiary or affiliated entity or a combination thereof, as designated by the Company from time to time.

(b)	Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the Executive will be eligible to participate in such plan pursuant to the terms thereof.

(c)	Benefits. The Executive is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

(d)	Annual Leave. Upon the Effective Date, the Executive is entitled to 12 days per annum of paid leave, which shall accrue on a pro rata basis each year. After 2 years of employment, 1 day of paid leave can be increased per annual up to a maximum of 18 days.

8. TERMINATION OF THE AGREEMENT

(a)	By the Company. The Company may terminate the Employment for cause, at any time, without notice or remuneration, if the Executive (1) commits any serious or persistent breach or non-observance of the terms and conditions of the employment; (2) is convicted of a criminal offence other than one which in the opinion of the Board does not affect the executive’s position as an employee of the Company, bearing in mind the nature of your duties and the capacity in which the executive is employed; (3) willfully disobeys a lawful and reasonable order; (4) misconducts himself/herself and such conduct being inconsistent with the due and faithful discharge of the Executive’s material duties; (5) is guilty of fraud or dishonesty; or (6) is habitually neglectful in Executive’s duties; (7) on any other ground on which the Company would be entitled to terminate the contract without notice at common law. The Company may terminate the Employment without cause at any time with a three-month prior written notice to the Executive or by payment of three months’ salary in lieu of notice.

(b)	By the Executive. The Executive may terminate the Employment at any time with a three-month prior written notice to the Company or by payment of three months’ salary in lieu of notice. In addition, the Executive may resign prior to the expiration of the Agreement if such resignation or an alternative arrangement with respect to the Employment is approved by the Board.

(c)	Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

9. CONFIDENTIALITY AND NONDISCLOSURE

(a)	Confidentiality and Non-disclosure. The Executive hereby agrees at all times during the term of his/her employment and after termination, to hold in the strictest confidence, and not to use, except for the benefit of the Group, or to disclose to any person, corporation or other entity without written consent of the Company, any Confidential Information. The Executive understands that “Confidential Information” means any proprietary or confidential information of the Group, its affiliates, their clients, customers or partners, and the Group’s licensors, including, without limitation, technical data, trade secrets, research and development information, product plans, services, customer lists and customers (including, but not limited to, customers of the Group on whom the Executive called or with whom the Executive became acquainted during the term of his/her employment), supplier lists and suppliers, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, personnel information, marketing, finances, information about the suppliers, joint ventures, licensors, licensees, distributors and other persons with whom the Group does business, information regarding the skills and compensation of other employees of the Group or other business information disclosed to the Executive by or obtained by the Executive from the Group, its affiliates, or their clients, customers or partners either directly or indirectly in writing, orally or by drawings or observation of parts or equipment, if specifically indicated to be confidential or reasonably expected to be confidential. Notwithstanding the foregoing, Confidential Information shall not include information that is generally available and known to the public through no fault of the Executive.

(b)	Company Property. The Executive understands that all documents (including computer records, facsimile and e-mail) and materials created, received or transmitted in connection with his/her work or using the facilities of the Group are property of the Group and subject to inspection by the Group, at any time. Upon termination of the Executive’s employment with the Company (or at any other time when requested by the Company), the Executive will promptly deliver to the Company all documents and materials of any nature pertaining to his/her work with the Company and will provide written certification of his compliance with this Agreement. Under no circumstances will the Executive have, following his/her termination, in his/her possession any property of the Group, or any documents or materials or copies thereof containing any Confidential Information.

(c)	Former Employer Information. The Executive agrees that he has not and will not, during the term of his/her employment, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the Executive has an agreement or duty to keep in confidence information acquired by Executive, if any, or (ii) bring into the premises of the Group any document or confidential or proprietary information belonging to such former employer, person or entity unless consented to in writing by such former employer, person or entity. The Executive will indemnify the Group and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)	Third Party Information. The Executive recognizes that the Group may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Group’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owns the Group and such third parties, during the Executive’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Group’s agreement with such third party.

(e)	This Section 9 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 9, the Company shall have right to seek remedies permissible under applicable law.

10. RETURN OF CONFIDENTIAL MATERIAL

(a)	Return of Confidential Material. In the event of the Executive’s termination of employment with the Company for any reason whatsoever, Executive agrees promptly to surrender and deliver to the Company all records, materials, equipment, drawings, documents and data of any nature pertaining to any confidential information or to his/her employment, and Executive will not retain or take with him/her any tangible materials or electronically-stored data, containing or pertaining to any confidential information that Executive may produce, acquire or obtain access to during the course of his/her employment.

(b)	Survival. This Section 10 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 10, the Company shall have right to seek remedies permissible under applicable law.

11. CONFLICTING EMPLOYMENT

The Executive hereby agrees that, during the term of his/her employment with the Company, he/she will not engage in any other employment, occupation, consulting or other business activity related to the business in which the Group is now involved or becomes involved during the term of the Executive’s employment, nor will the Executive engage in any other activities that conflict with his/her obligations to the Company without the prior written consent of the Company.

12. NON-COMPETITION AND NON-SOLICITATION

In consideration of the salary paid to the Executive by the Company, the Executive undertakes that for a period of one (1) year after he/she ceases to be employed by the Company, he/she will not, without the prior written consent of the Company:

(a)	in the territory of the Cayman Islands, the British Virgin Islands, Hong Kong, Singapore, and People’s Republic of China (the “Territory”), either on his/her own account or through any of his/her affiliates, or in conjunction with or on behalf of any other person, carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with the business of the Group;

(b)	either on his/her own account or through any of his/her affiliates or in conjunction with or on behalf of any other person, solicit or entice away or attempt to solicit or entice away from the Group, any person, firm, company or organization who is or shall at any time within two (2) years prior to such cessation have been a customer, client, representative or agent of the Group or in the habit of dealing with the Group;

(c)	either on his/her own account or through any of his/her affiliates or in conjunction with or on behalf of any other person, employ, solicit or entice away or attempt to employ, solicit or entice away from the Group any person who is or shall have been at the date of or within twelve (12) months prior to such cessation of employment an officer, manager, consultant or employee of any such the Group whether or not such person would commit a breach of contract by reason of leaving such employment; or

(d)	either on his/her own account or through any of his/her affiliates or in conjunction with or on behalf of any other person, in relation to any trade, business or company use a name including the words used by the Group in its name or in the name of any of its products, services or their derivative terms, or the Chinese or English equivalent or any similar word in such a way as to be capable of or likely to be confused with the name of the Group or the product or services or any other products or services of the Group, and shall use all reasonable endeavors to procure that no such name shall be used by any of his/her affiliates or otherwise by any person with which he/she is connected.

(e)	Each and every obligation under Section 12 shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part, such part or parts which are unenforceable shall be deleted from such section and any such deletion shall not affect the enforceability of the remainder parts of such section.

(f)	The Executive agrees that in light of the circumstances, the restrictive covenants contained in Section 12 are reasonable and necessary for the protection of the Group, and further agrees that the said covenants are not excessive or unduly onerous upon the Executive. However, it is recognized that restrictions of the nature in question may fail for technical reasons currently unforeseen and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable, in light of the circumstances, for the protection of the Group, but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modification as may be necessary to make it valid and effective.

(g)	This Section 12 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 12, the Executive acknowledges that there will be no adequate remedy at law, and the Company shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate). In any event, the Company shall have right to seek all remedies permissible under applicable law.

13. WITHHOLDING TAXES

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

14. NOTIFICATION OF NEW EMPLOYER

In the event that the Executive leaves the employment of the Company, the Executive hereby grants consent to notification by the Company to his/her new employer about his/her rights and obligations under this Agreement.

15. ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent, and (ii) in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

16. SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

17. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter, other than any such agreement under any employment agreement entered into with a subsidiary of the Company at the request of the Company to the extent such agreement does not conflict with any of the provisions herein. The Executive acknowledges that he/she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement. Any amendment to this Agreement must be in writing and signed by the Executive and the Company.

18. REPRESENTATIONS

The Executive hereby agrees to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. The Executive hereby represents that the Executive’s performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by the Executive in confidence or in trust prior to his/her employment by the Company. The Executive has not entered into, and hereby agrees that he/she will not enter into, any oral or written agreement in conflict with this Section 18. The Executive represents that the Executive will consult his/her own consultants for tax advice and is not relying on the Company for any tax advice with respect to this Agreement or any provisions hereunder.

19. GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement shall be governed by, construed and enforced in accordance with the laws of Hong Kong without regard to the conflict of laws principles thereof. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three and the arbitration proceedings shall be conducted in Chinese (Mandarin).

20. AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

21. WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

22. NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

23. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

24. NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms. The Executive agrees and acknowledges that he/she has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has ample opportunity to do so.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

Mint Incorporation Limited

Signature:	/s/ Hoi Lung, Chan
Name:	Hoi Lung, Chan
Title:	Chief Executive Officer and Chairman of the Board

Executive

Signature:	/s/ Cheong Shing, Ku
Name:	Cheong Shing, Ku

[Signature Page to Employment Agreement]

Schedule A

Cash Compensation

	Amount	Pay Period
Salary	HK$12,000 annually	HK$1,000 to be paid monthly
Guaranteed Bonus	Nil	Nil